KIRIN

KIRIN BREWERY COMPANY, LIMITED
10-1, Shinkawa 2-chome, Chuo-ku, Tokyo 104-8288 Japan
Telephone: Tokyo(03)5540-3411 Fax: Tokyo(03)5540-3547
Cable Address: KIRINBEER

File No. 82-188
August 9, 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Kirin Brewery Company, Limited – 12g3-2(b) exemption

Dear Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. English translation of Summary of Consolidated Interim Financial Statements as of June 30, 2002 (Unaudited)

2. English translation of Summary of Non-Consolidated Interim Financial Statements as of June 30, 2002 (Unaudited)

If you have any further questions or requests for additional information please do not hesitate to contact Masahito Suzuki at 011-813-5540-3430(telephone) or 011-813-5540-3530(facsimile).

Very truly yours,

Kirin Brewery Company, Limited

By
Name: Masahito Suzuki
Title: Group Leader
Finance Group

Enclosures

KIRIN BREWERY COMPANY, LIMITED

August 9, 2002

SUMMARY OF CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2002 (UNAUDITED)

(English Translation)

Fiscal year ending December 31, 2002

KIRIN BREWERY COMPANY, LIMITED

10-1, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan (URL http://www.kirin.co.jp/english/)

Code No.: 2503

Shares Listed: Tokyo, Osaka, Nagoya, Fukuoka, Sapporo,

For further information, please contact: Mr. Sumio Nagata, General Manager, Communications Dept.

Telephone: 81- 3- 5540- 3450 from overseas

Date of the Board of Directors' Meeting for the semi-annual operation results: August 9, 2002

Whether US GAAP is applied: None

1. Business results and financial positions for the first half of the current fiscal year

(January 1, 2002 - June 30, 2002)

[Unit: Japanese yen (¥)]

(1) Results of operations:

(Fractions less than ¥1 million have been omitted.)

	Sales (¥ millions)	Percentage change (%)	Operating income (¥ millions)	Percentage change (%)	Income before special items (¥ millions)	Percentage change (%)
6 months ended June 30, 2002	727,889	(2.7)	33,799	(6.6)	30,252	(13.7)
6 months ended June 30, 2001	748,054	0.2	36,176	(17.3)	35,053	(21.2)
Year ended December 31, 2001	1,561,879		75,065		69,339	

	Net income (¥ millions)	Percentage change (%)	Net income per share primary (¥)	Net income per share diluted (¥)
6 months ended June 30, 2002	10,322	(27.4)	10.50	—
6 months ended June 30, 2001	14,227	(18.9)	14.45	—
Year ended December 31, 2001	23,122		23.49	23.48

Notes : ①Equity in earnings of affiliates:

June 30, 2002 ¥ 87 million

June 30, 2001 ¥ 865 million December 31, 2001 ¥ 1,864 million

②Average number of shares of common stock outstanding during the period(Consolidated):

June 30, 2002	983,440,362
June 30, 2001	984,500,574
December 31, 2001	984,485,996

③Change in accounting policies: None

④Percentage change means the ratio of increase or decrease in each item of business results for the 6months ended June 30, 2002, to those for the 6months ended June 30, 2001.

(2) Financial positions:

	Total assets (¥ millions)	Shareholders' equity (¥ millions)	Ratio of shareholders' equity to total assets (%)	Shareholders' equity per share (¥)
June 30, 2002	1,779,274	775,637	43.6	792.16
June 30, 2001	1,732,495	798,744	46.1	811.32
December 31, 2001	1,661,652	782,902	47.1	795.29

Notes: Number of shares of common stock issued and outstanding (Consolidated):

June 30, 2002	979,140,556
June 30, 2001	984,500,574
December 31, 2001	984,417,871

(3) Cash flows:

	Cash flows from operating activities (¥ million)	Cash flows from investing activities (¥ million)	Cash flows from financing activities (¥ million)	Cash and cash equivalents at end of period (¥ million)
6 months ended June 30, 2002	26,708	(133,621)	63,014	99,692
6 months ended June 30, 2001	18,716	(14,378)	(3,715)	65,338
Year ended December 31, 2001	71,144	(12,108)	20,865	144,331

(4)Scope of consolidation and application of equity method :

Consolidated subsidiaries: 297 companies

Subsidiaries under equity method: 1 company

Affiliates under equity method: 16 companies

(5)Changes in scope of consolidation and application of equity method :

Consolidation: Increase 38 companies, Decrease 2 companies

Equity method: Increase 2 companies, Decrease 1 company

2. Forecast of business results for the current fiscal year (January 1, 2002-December 31, 2002)

	Sales (¥ million)	Income before special items (¥ million)	Net income (¥ million)
Year ending December 31, 2002	1,580,000	74,000	26,000

Note: Forecasted net income per share ¥26.55

Refer to Page 9-10 for the assumptions and other matters related to the above forecast.

Corporate Group

The Kirin Group consists of Kirin Brewery Co., Ltd. ("the Company"), its 297 consolidated subsidiaries, 1 non-consolidated subsidiary under equity method and 16 affiliates under equity method. The major group companies in the respective business segments are as follows:



Alcoholic Beverages Business
Zhuhai Kirin President Brewery Co., Ltd.
Granting License
LION NATHAN LTD.and 187 others
KIRIN AUSTRALIA PTY. LTD.
Sales and Manufacture of Malts
Kirin-Seagram Ltd.
Sales of Liquors and Wines
RAYMOND VINEYARD& CELLAR, INC.
EI SHO GEN Co., Ltd.
SAN MIGUEL CORPORATION
8 others, Total 202 companies
Soft Drinks Business
Kirin Beverage Corporation
Sales of Soft Drinks
Sales and Manufacture of Soft Drinks
Hokkaido Kirin Beverage Corp.
Vivax Co., Ltd.
Kinki Coca-Cola Bottling Co., Ltd.
The Coca-Cola Bottling Company of Northern New England, Inc. and 7 others
10 others, Total 22 companies
Kirin Brewery Company, Limited
Other Business
Koiwai Dairy Products Co., Ltd.
YONEKYU CORPORATION
Nagano Tomato Co., Ltd.
Shipping of Products and Containers and Work on Premises
Kirin Logistics Co., Ltd.and 15 others
Kirin International Trading Inc.
Import-Export Operations
Yokohama Arena Co., Ltd.
Leasing
Kirin Lease Co., Ltd.
Engineering Services
Kirin Engineering Co., Ltd.
Sales and Manufacturing of Machinery
Kirin Techno-System Co.,Ltd.
Sales of alcoholic beverages
Kirin Dining Co.,Ltd.
Consent to Use of Patent
KIRIN-AMGEN, INC.
Kirin Kunpeng(China)Bio-Pharmaceutical Co, Ltd.
Sales and Manufacture of Pharmaceuticals
Kirin Agribio EC B.V. and its 27 subsidiaries
Sales of Seeding
TWYFORD INTERNATIONAL INC. and 1 other
KIRIN-ASUPRO CORPORATION
Contract Manufacture of Functional Foods
Takeda-Kirin foods Corporation
YOKOHAMA AKARENGA, INC.
30 others, Total 90 companies
Consolidated subsidiaries
Affiliates under equity method

Note: Among consolidated subsidiaries, Kirin Beverage Corporation is listed on the First Section of the Tokyo Stock Exchange.
Kirin-Seagram Ltd. has changed its business name to Kirin Distillery Co., Ltd. since July 1, 2002.

Management Policies

1. Basic Kirin Group Management Policies

Based on its philosophy of contributing to the health, happiness and comfort of people around the world, the Kirin Group has established the following five management policies:

(1) Priority on Customers and Quality
(2) Open and Fair Behavior
(3) Respect for People
(4) Sound Management
(5) Contribution to Society

Based on the above policies, the Kirin Group aims to be a corporate group that creates value to enrich the lives of customers.

2. Fundamental Company Policy on Distribution of Profits

At Kirin, providing appropriate returns on income to shareholders is a top management priority, and the Company has continued to provide dividends every year without fail since its establishment in 1907. In the future as well, while giving due consideration to matters such as strengthening the quality of management and business development, Kirin believes that providing stable dividends is the way to meet shareholder demands. Retained earnings will be earmarked for investment in businesses for the future.

At the 163rd Ordinary General Meeting of Shareholders held on March 28, 2002, Kirin resolved to repurchase up to 30 million common shares of its own stock, up to a maximum acquisition cost of 30 billion yen, for the purpose of executing flexible financial policies and management strategies. On June 20, Kirin purchased 5 million common shares of its own stock at the previous day's closing price.

3. Position and Policy on Reduction of the Stock Trading Unit

Kirin places importance on increasing its corporate value, expanding its shareholder base and increasing the liquidity of its stock. The Company will seriously consider reducing the trading unit, taking into account the overall costs and benefits.

4. Targeted Management Indicators

A key management objective is improving EVA®* (a performance indicator) in order to strengthen the profit structure. By investing in growth fields and strategically allocating resources to maximize efficacy and efficiency, the Kirin Group aims to achieve its sales targets despite the turbulent market environment and build a solid corporate structure that continues to generate earnings.

**EVA (Economic Value Added) is a registered trademark of Stern Stewart & Co.*

5. Medium- to Long-term Management Strategy

The KG 21 Action Plan, a medium-term business plan covering the years 2001 to 2003, was announced in September 2000. This plan will serve as the basis for structural reform of the entire Kirin Group, with the aim of creating a solid management foundation. In addition, the domestic alcoholic beverage business, centered on beer and *happo-shu*, will be restructured, Kirin Group companies will work together to be a business group that creates value to enhance the lives of customers, and steps will be taken to strengthen product and marketing capabilities while increasing quality and productivity.

6. Issues for the Kirin Group

(1) Structural Reform of the Kirin Group and Stronger Cooperation among Group Companies

- **Reorganization of Businesses**

  To promote group management, increase the corporate value of the Kirin Group and boost profitability, Kirin's previous five main business segments and 15 business fields have been restructured into Core Businesses, Core-related Businesses and Diversified Businesses.

- **Reform of Corporate Structure**

  Based on the new arrangement of businesses, starting in 2001, the structure of the Kirin Group was reorganized into a holding company, business companies and internal business units called "companies." Kirin Brewery operates both as a business company managing the domestic beer and *happo-shu* business and as a holding company overseeing each business and strengthening group operations.

- **Reform of Corporate Management**

  In 2001, EVA was adopted throughout the Kirin Group as a new performance indicator to evaluate the results and progress of each business company and internal company.

(2) Increasing Corporate Value by Strengthening Profitability, with Core Businesses as the Nucleus

- **Shift to a Comprehensive Alcoholic Beverage Company Centered on the Beer and *Happo-shu* Business**

  To bolster the foundation of the domestic beer and *happo-shu* business as the nucleus of the company, we will strengthen brand power, placing emphasis on core brands, to rebuild a strong family of brands. Kirin also aims to secure a solid position in the *chu-hi* market, which we entered in earnest in July 2001. Kirin will carry out its alcoholic beverage business by developing and providing the value that customers demand from their alcoholic beverages.

- **Structural Reforms to Strengthen Group Competitiveness**

  In marketing divisions, Kirin will work to strengthen sales capabilities by rebuilding a customer-oriented marketing structure that can adapt to changes in the business environment. In production divisions, new product development will be accelerated and more advanced technology introduced to support Kirin's shift to a comprehensive alcoholic beverage company. At the same time, we will promote the creation of a highly efficient production system. In distribution divisions, structural reforms will be carried out for administrative operations.

- **Develop Diversified Businesses Centered on the Pharmaceutical Business**

  In the pharmaceutical business, Kirin will further strengthen its domestic sales system. To enhance the product pipeline, we will concentrate resources in research, speed up development, and introduce new drug candidates through in-licensing. We will also take steps to strengthen the business platforms of the agribio and nutrient food & feed businesses.

(3) Coexistence with Society

With society expected to place increasing demands on the companies in the future to earn the public trust, the Kirin Group will meet its social responsibility by conducting business activities in conformity with compliance measures. Kirin will also continue reinforcing environmental management and conducting educational activities to promote responsible drinking.

Results of Operations and Financial Position

1. Review of Operations

Conditions in the Japanese economy remained severe during the first six months of 2002. Despite emerging signs of improvement in exports, production and corporate sentiment, consumer spending continued to be lackluster and the unemployment rate was high.

In the beer and *happo-shu* market, against the backdrop of economic conditions and diversification of consumer preferences, demand for *happo-shu* continued to expand, while demand for beer declined, resulting in lower total demand compared with the same period in the prior year. In the market for spirits and wines, weakness in the bar and restaurant market due to the recession led to a decline in total demand from the prior year. In the *chu-hi* category, new product introductions from various companies energized the market, which continued to exhibit robust growth. The soft drink market was affected by the prolonged slump in consumer spending, which resulted in little change in total demand from the previous year, despite the implementation of aggressive marketing strategies by beverage companies. In the pharmaceutical industry, drug prices were reduced in April.

Under these conditions, the Kirin Group continued working to realize its goal of being a corporate group that uses its businesses, centered on the alcoholic beverage business, to create value that enhances customers' lives. These efforts were based on the policies of the KG 21 Action Plan, the three-year management plan begun in 2001.

Although the soft drink business remained firm, sales of beer and *happo-shu* declined, leading to consolidated net sales of ¥727.8 billion for the interim period, a year-on-year decrease of 2.7 percent. Reflecting this decline in revenues, consolidated income before extraordinary items was ¥30.2 billion, a decrease of 13.7 percent compared with the same period in the previous year, and consolidated net income of ¥10.3 billion, a decrease of 27.4 percent compared with the same period in the previous year.

The interim dividend for the interim period was ¥6 per share.

Results by business segment are as follows.

Alcoholic Beverage Business

The qualities that customers want in alcoholic beverages are becoming more and more diverse. In response, Kirin is developing its comprehensive alcoholic beverage business in earnest. In addition to implementing aggressive measures in the beer and *happo-shu* business, these measures include integrating sales and distribution functions with Kirin-Seagram (now Kirin Distillery Co., Ltd.) the launch of new products in the growing *chu-hi* category, and equity participation in Eishogen Co., Ltd., a maker of Chinese liquor and liqueurs.

In the beer business, Kirin focused on positioning *Ichiban Shibori* as the premier brand of draft beer, while continuing the popular advertising campaign featuring seasonal foods and implementing related sales promotions in stores. In addition, Japan's first home draft beer system, the *Kirin Tarunama* system, which offers a new way of drinking beer at home, was introduced in the Tokyo region.
For *Kirin Lager*, the Kanpai! Lager series of advertisements, which has achieved cross-generational popularity, was continued to strengthen the appeal of Kirin Lager as a modern, authentic beer. *Classic Lager*, which was introduced last year, continued to gain expanding support from customers who enjoy its traditional flavor.

In the *happo-shu* category, the *Tanrei* brand was further reinforced with a refinement of *Tanrei's* flavor as well as new packaging, and maintained its position as the top brand in the *happo-shu* category. *Gokunama* and *Tanrei Green Label*, which were introduced as new versions of *Tanrei*, achieved sales that exceeded their targets. In June, prices were reduced in response to the changing price consciousness of *happo-shu* customers.

In the expanding chu-hi category, *Kirin Chu-Hi Hyoketsu*, which made its debut last year, continued to receive strong support from customers for its drinkability and clear, straightforward flavor. In addition to the existing lemon and grapefruit flavors, a new orange flavor was added to the *Hyoketsu* line, which ranked as the top brand in the first half of this year. Kirin's Okayama Brewery and the Shonan Plant of Kirin Beverage obtained new production licenses, thus strengthening the production network.

In the spirits and wines business, Kirin continued to acquire exclusive marketing rights in Japan for the major brands of the former Seagram Co. owned by Pernod Ricard of France and Diageo of the U.K. In addition, Kirin acquired the global business of the *Four Roses* brand from the same two companies. In April, the Spirits and Wines Business Division was established in the Alcoholic Beverage Sales Division, integrating the marketing and distribution functions of Kirin Seagram.

To further reinforce its foundation for developing the alcoholic beverage business, Kirin acquired an equity stake in Eishogen Co., Ltd. in April, thus expanding its product lineup in the Chinese liquor category and the growing low-alcohol category.

In the area of production, the renewal of production facilities was completed at the Toride Brewery and the Okayama Brewery to promote higher productivity. In logistics, Kirin initiated measures aimed at raising the efficiency of distribution operations throughout the Kirin Group, and preparations were made for a chilled distribution network in the Tokyo region together with the launch of the *Kirin Tarunama* system.

In the overseas beer business, Lion Nathan Limited, a Kirin Group company based in Australia, continued to generate strong results. Additionally, in March, Kirin acquired an equity stake of approximately 15 percent in San Miguel Corporation, which is one of the largest beer companies in the Philippines and has extensive business operations in Asia. These and other measures reinforced Kirin's business foundation in overseas markets, primarily in Asia and Oceania.

As a result of the above, net sales of the Alcoholic Beverage Business totaled ¥496.5 billion, a decrease of 5.0 percent from the same period in the previous year.

Soft Drink Business

Kirin Beverage Corporation, which operates Kirin's soft drink business, has carried out aggressive marketing activities, placing top priority on further growth and expansion of core brands. Sales of *Namacha* remained healthy, and it has grown into Kirin Beverage's largest brand, even among its core brands. Renewals and lineup expansions of *Gogono-kocha* and *Kikicha* revitalized these brands. *Fire* also recorded strong sales. Among new products, *Amino Supli* achieved record-breaking sales results, and *Nihoncha Genmai* also posted solid sales, as Kirin Beverage launched new brands of sugarless tea drinks and functional and healthy drinks, which are driving the market for soft drinks this year.

Kirin Beverage also entered the frozen desserts market, and launched a completely new premium sherbet, *Tropicana Sorbet*, in the Kanto-Koshin region.

In marketing, Kirin Beverage began transferring vending machine operations to separate companies in Kyushu and the Chubu region, following similar moves in the Tokyo and Kinki regions, to promote efficient market expansion as well as stronger competitiveness and greater efficiency in the vending machine business.

As a result of the above, sales in the soft drink business totaled ¥157.3 billion, an increase of 3.6 percent compared with the same period in the previous year.

Other Businesses

In the pharmaceutical business, Kirin carried out information activities with Sankyo Co., Ltd. for *ESPO*, a genetically engineered hormone that regulates red blood cell production, and *GRAN*, an agent that stimulates white blood cell production. Additionally Kirin focused on exclusive marketing of *Rocaltrol*, a treatment for secondary hyperparathyroidism. Kirin also signed an agreement with Sankyo cooperate in marketing of *ESPO* starting next year. In research and development, development of KRN 321, which is positioned as the second generation of *ESPO*, moved forward, and in the field of cell therapy, Kirin achieved steady progress, including submitting a clinical trial report.

In the agribio business, Kirin began marketing a new color, silver, in the *Hanasaka* series of petunias in March. In addition, through joint research with the Japan Nuclear Power Research Center, Kirin successfully developed a new type of spray carnation using ion beam breeding, a new breeding technology. In the potato business, Kirin began marketing the new *Cynthia* variety introduced last year.

In the nutrient food & feed business, Kirin introduced *Kirin Cholestemin*, a designated health food, in the health food category. In the seasonings business segment, Takeda-Kirin Foods Corporation, a joint venture established with Takeda Chemical Industries, Ltd., began operations in April.

As a result of the above, total net sales of other businesses were ¥74.0 billion, an increase of 0.8 percent over the same period in the previous year.

2. Financial Position

During the interim consolidated accounting period, net cash used in investing activities increased due to factors such as Kirin's investment in San Miguel Corporation, but this was offset by the issuance of bonds and increases in long-term debt as well as royalty income. As a result, on a consolidated basis, cash and cash equivalents (hereafter referred to as "cash") decreased ¥44.6 billion compared with the same period in the previous year to ¥99.6 billion.

[Cash flow from operating activities]

The increase in purchasing obligations decreased ¥21.5 billion and the increase in liquor taxes payable decreased ¥17.2 billion compared with the same period a year earlier. However, the increase in notes and accounts payable, trade, decreased ¥43.2 billion. As a result of these and other factors, net cash provided by operating activities increased to ¥267 billion, ¥7.9 billion over the previous consolidated interim accounting period.

[Cash flow from investing activities]

Payments for purchase of property, plant and equipment were ¥40.8 billion, an increase of ¥3.0 billion compared with the previous interim consolidated accounting period, due to factors including capital investment in the domestic alcoholic beverage business. Payment for purchase of marketable securities and investments in securities totaled ¥102.0 billion, but proceeds from termination of funds in trust were ¥17.4 billion.

As a result, net cash used in investing activities was ¥133.6 billion, an increase of ¥119.2 billion over the previous consolidated interim accounting period.

[Cash flow from financing activities]

Cash dividends paid amounted to ¥7.9 billion, about the same as in the previous consolidated interim accounting period. However, Kirin raised cash of ¥35.5 billion from an increase in bank loans and ¥40.0 billion from the issuance of bonds.

As a result, net cash provided by financing activities was ¥63.0 billion, an increase of ¥66.7 billion over the previous consolidated interim accounting period.

3. Outlook for the Full Fiscal Year

As customer needs further diversify, the Kirin Group, guided by the KG 21 Action Plan, will implement measures to increase its corporate value by returning to a fundamental emphasis on customers and quality as a corporate group centered on the comprehensive alcoholic beverage business.

In the alcoholic beverage business, Kirin will promote further collaboration among Group companies and build its alcoholic beverage business by actively generating new product ideas to meet customer needs.

For main brands *Kirin Lager*, *Ichiban Shibori* and *Tanrei*, Kirin will continue to focus on reinforcing brand strength, and will carry out marketing of the popular *Classic Lager*, primarily targeting the bar and restaurant market. In addition to further establishing the markets for *Gokunama* and *Tanrei Green Label*, two *happo-shu* products launched this year, and the *Kirin Tarunama* system, Kirin will work to revitalize the beer and *happo-shu* category with products such as *Maroyaka Kobo*, a beer containing live yeast, and seasonal product *Shiro Kirin.* Regarding the effect on profits from the *happo-shu* price reduction, Kirin will aim to meet profit targets through means such as marketing practices and sales activities, and by reexamining various costs.

In September, Kirin will add a new flavor, plum, to the *Chu-Hi Hyoketsu* lineup to reinforce its position as the top brand in the *chu-hi* category. In the spirits and wines segment, measures will include boosting the proposal capabilities of sales divisions and expanding business by concentrating on main products.

In marketing, Kirin Communication Stage Co., Ltd. will be established in September to carry out store activities at mass merchandisers, and will further strengthen Kirin's presence in the mass merchandise market, which is expanding every year.

In its overseas beer business, Kirin will continue to promote profit-oriented business strategies, with a regional focus on Asia and Oceania, and will seek ways to take advantage of group synergy.

In the soft drink business, Kirin will continue to focus on further growth of core brands, as well as support market penetration and expansion of new products. Other efforts will include promoting rational, efficient business operations, primarily by strengthening cost competitiveness, raising the efficiency of the vending machine business, and reforming the distribution system.

In other businesses, for the pharmaceutical business, Kirin will work to enhance its drug development pipeline, promote further research and development of pharmaceuticals, and strengthen its ability to provide information to medical institutions. In the agribio business, Kirin will focus on shoring up its product lineup. In the nutrient food & feed business, the focus will continue to be establishing a firm business foundation, in the health food, seasonings and aquaculture feed businesses.

Kirin will also carry out environmental initiatives and continue its support for sports and culture to meet its responsibility as a corporate citizen.

For the year ending December 31, 2002, Kirin projects consolidated net sales of ¥1,580.0 billion (a year-on-year increase of 1.2 percent), consolidated income before extraordinary items of ¥74.0 billion (a year-on-year increase of 6.7 percent), and consolidated net income of ¥26.0 billion (a year-on-year increase of 12.4 percent).

Cash dividends for 2002 are expected to total ¥12 per share, consisting of interim and year-end dividends of ¥6 per share each.

4. Note Concerning Results Projections

The statements concerning results for the fiscal year that are presented in this document are based on judgments using information available to Kirin and the Kirin Group at the time of publication. Certain risks and uncertainties could cause the results of Kirin and the Kirin Group to differ materially from any projections presented herein. These risks and uncertainties include, but are not limited to, the economic circumstances surrounding the Company's businesses, market trends, and exchange rates.

CONSOLIDATED BALANCE SHEETS

(¥ millions)

ASSETS	(Note)	At June 30, 2002 Amount	Percentage over total assets	At June 30, 2001 Amount	Percentage over total assets	Increase (Decrease) Amount	At December31, 2001 Amount	Percentage over total assets
Current Assets			%		%			%
Cash		102,395		53,550		48,845	143,525	
Notes and accounts receivable	(*2)	266,379		292,197		(25,818)	256,254	
Marketable securities		6,399		24,470		(18,071)	12,272	
Inventories	(*2)	101,535		91,683		9,852	65,731	
Funds in trust		—		18,313		(18,313)	17,411	
Other		60,931		54,048		6,883	59,862	
Allowance for doubtful accounts		(3,793)		(2,014)		(1,779)	(2,087)	
Total current assets		533,847	30.0	532,248	30.7	1,599	552,969	33.3
Fixed Assets								
Property, Plant and Equipment	(*1)							
Buildings and structures	(*2)	190,862		197,305		(6,443)	187,361	
Machinery, equipment and vehicles	(*2)	191,648		190,289		1,359	178,783	
Land	(*2)	159,115		170,202		(11,087)	156,269	
Construction in progress		18,493		19,830		(1,337)	22,636	
Other	(*2)	54,126		55,488		(1,362)	52,528	
Total		614,246	34.5	633,116	36.5	(18,870)	597,578	36.0
Intangible Fixed Assets								
Consolidation differences		46,871		47,129		(258)	45,700	
Other	(*2)	107,325		104,618		2,707	79,675	
Total		154,196	8.7	151,748	8.8	2,448	125,376	7.5
Investments and Other Assets								
Investment securities	(*2)	354,998		314,682		40,316	263,060	
Life insurance investments		33,946		32,467		1,479	33,792	
Other		91,129		69,633		21,496	91,905	
Allowance for doubtful accounts		(3,091)		(1,402)		(1,689)	(3,029)	
Total		476,983	26.8	415,381	24.0	61,602	385,728	23.2
Total fixed assets		1,245,426	70.0	1,200,246	69.3	45,180	1,108,683	66.7
TOTAL ASSETS		1,779,274	100.0	1,732,495	100.0	46,779	1,661,652	100.0

(¥ millions)

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	(Note)	At June 30, 2002 Amount	Percentage over total assets	At June 30, 2001 Amount	Percentage over total assets	Increase (Decrease) Amount	At December 31, 2001 Amount	Percentage over total assets
Current Liabilities			%		%			%
Notes and accounts payable		116,752		125,123		(8,371)	105,084	
Short-term bank loans	(*2)	30,749		20,108		10,641	26,133	
Beer taxes payable		123,797		144,763		(20,966)	119,315	
Income taxes payable		16,339		14,772		1,567	19,280	
Accrued expenses		71,550		71,263		287	57,243	
Deposits received		58,516		61,824		(3,308)	64,406	
Other		54,764		56,090		(1,326)	50,177	
Total current liabilities		472,470	26.6	493,945	28.5	(21,475)	441,641	26.6
Long-term Liabilities								
Bonds		131,247		28,328		102,919	87,400	
Long-term debt	(*2)	121,742		120,793		949	74,511	
Pension and retirement benefits		96,518		101,799		(5,281)	100,060	
Other reserves		9,585		7,756		1,829	7,542	
Deposits received	(*2)	79,166		88,592		(9,426)	84,241	
Other		19,451		16,765		2,686	20,178	
Total long-term liabilities		457,711	25.7	364,036	21.0	93,675	373,934	22.5
TOTAL LIABILITIES		930,182	52.3	857,982	49.5	72,200	815,576	49.1
MINORITY INTERESTS		73,454	4.1	75,768	4.4	(2,314)	63,174	3.8
Common Stock		102,045	5.7	102,045	5.9	—	102,045	6.1
Additional Paid-in Capital		70,868	4.0	70,868	4.1	—	70,868	4.3
Revaluation variance for Land		(1,625)	(0.1)	—	—	(1,625)	(1,625)	(0.1)
Retained Earnings		611,237	34.4	605,458	34.9	5,779	608,603	36.6
Net unrealized holding gains on securities		20,124	1.1	38,986	2.3	(18,862)	19,331	1.2
Foreign currency translation adjustments		(22,388)	(1.3)	(18,605)	(1.1)	(3,783)	(16,235)	(1.0)
Total		780,262	43.9	798,753	46.1	(18,491)	782,988	47.1
Treasury Stock		(4,625)	(0.3)	(8)	(0.0)	(4,617)	(86)	(0.0)
TOTAL SHAREHOLDERS' EQUITY		775,637	43.6	798,744	46.1	(23,107)	782,902	47.1
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY		1,779,274	100.0	1,732,495	100.0	46,779	1,661,652	100.0

CONSOLIDATED STATEMENTS OF INCOME

(¥ millions)

	(Note)	6 months ended June 30, 2002 Amount	Percentage over sales	6 months ended June 30, 2001 Amount	Percentage over sales	Increase (Decrease) Amount	Year ended December31, 2001 Amount	Percentage over sales
			%		%			%
Sales		727,889	100.0	748,054	100.0	(20,165)	1,561,879	100.0
Cost of Sales		458,489	63.0	480,497	64.2	(22,008)	999,907	64.0
Gross Profit		269,399	37.0	267,556	35.8	1,843	561,972	36.0
Selling, General and administrative Expenses	(*1)	235,600	32.4	231,380	30.9	4,220	486,907	31.2
Operating Income		33,799	4.6	36,176	4.9	(2,377)	75,065	4.8
Non-operating Income								
Interest income		561		852		(291)	1,675	
Return on funds in trust		210		1,394		(1,184)	558	
Dividend income		1,724		1,401		323	1,864	
Equity in earnings of affiliates		87		865		(778)	1,864	
Other		2,044		2,546		(502)	5,718	
Total		4,627	0.6	7,061	0.9	(2,434)	11,681	0.7
Non-operating Expenses								
Interest expense		4,214		4,722		(508)	9,733	
Other		3,959		3,461		498	7,673	
Total		8,173	1.1	8,184	1.1	(11)	17,407	1.1
Income before Special Items and Income Taxes		30,252	4.2	35,053	4.7	(4,801)	69,339	4.4
Special Income								
Gain on sales of fixed assets	(*2)	1,936		1,107		829	2,981	
Gain on sales of investment securities		397		9,956		(9,559)	9,959	
Gain on establishment of trust for employees' pension and retirement benefit		—		—		—	4,599	
Gain on sales of affiliates		—		—		—	6,387	
Total		2,333	0.3	11,063	1.5	(8,730)	23,928	1.5
Special Expenses								
Loss on disposal of fixed assets	(*3)	2,243		1,892		351	4,998	
Loss on sales of fixed assets	(*4)	164		267		(103)	759	
Write-down of fixed assets of foreign subsidiaries and affiliates		—		—		—	3,708	
Loss on revaluation of Investment securities		—		1,529		(1,529)	3,283	
Amortization of net transition obligation of accounting standard for employees' severance and retirement benefits		—		9,417		(9,417)	18,835	
Other		5		—		5	4,548	
Total		2,414	0.3	13,106	1.8	(10,692)	36,133	2.3
Income before Income Taxes and Minority Interests		30,171	4.1	33,010	4.4	(2,839)	57,134	3.7
Income Taxes		16,791	2.3	16,672	2.2	119	29,502	1.9
Minority Interests		3,056	0.4	2,110	0.3	946	4,509	0.3
Net Income		10,322	1.4	14,227	1.9	(3,905)	23,122	1.5

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(¥ millions)

	6 months ended June 30, 2002	6 months ended June 30, 2001	Increase (Decrease)	Year ended December31, 2001
Retained earnings at beginning of period	608,603	595,575	13,028	595,575
Increase in retained earnings				
Increase resulting from new affiliates under equity method	—	4	(4)	4
Foreign currency translation adjustment of foreign subsidiaries and affiliates	—	1,133	(1,133)	1,291
Increase in retained earnings of an equity method affiliate due to increase of consolidation scope	—	706	(706)	706
Total	—	1,845	(1,845)	2,003
Decrease in retained earnings				
Cash dividends paid	5,906	5,907	(1)	11,814
Bonuses paid to directors and corporate auditors	205	283	(78)	283
(corporate auditors' portion included above	29	28	1	28)
Decrease resulting from newly consolidated subsidiaries	409	—	409	—
Decrease resulting from newly unconsolidated subsidiaries	511	—	511	—
Foreign currency translation adjustments of foreign subsidiaries and affiliates	656	—	656	—
Total	7,689	6,190	1,499	12,097
Net income	10,322	14,227	(3,905)	23,122
Retained earnings at end of period	611,237	605,458	5,779	608,603

CONSOLIDATED STATEMENTS OF CASH FLOWS

(¥ millions)

	6 months ended June 30, 2002	6 months ended June 30, 2001	Increase (Decrease)	Year ended December 31, 2001
Cash flows from operating activities				
Income before income taxes and minority interests	30,171	33,010	(2,839)	57,134
Depreciation	35,837	34,954	883	73,588
Amortization of consolidation differences	1,525	1,453	72	2,875
Increase (decrease) in pension and retirement benefits	(3,391)	7,428	(10,819)	14,870
Interest and dividend income and return on funds in trust	(2,495)	(3,649)	1,154	(4,098)
Interest expense	4,214	4,722	(508)	9,733
Gain on sales of marketable securities and investment securities	(397)	(10,006)	9,609	(10,024)
Gain on sales of fixed assets	(1,936)	(1,107)	(829)	(2,981)
Loss on disposal or sales of fixed assets	2,408	2,159	249	5,757
Loss on revaluation of investment securities	–	1,529	(1,529)	3,283
Decrease (increase) in notes and accounts receivable	(2,448)	(45,686)	43,238	(13,945)
Decrease (increase) in inventories	(28,142)	(21,017)	(7,125)	(1,762)
Increase (decrease) in notes and accounts payable	5,376	26,934	(21,558)	3,249
Increase (decrease) in beer taxes payable	3,898	21,110	(17,212)	(4,359)
Other	2,442	(12,116)	14,558	(19,297)
Sub-total	47,062	39,719	7,343	114,022
Interest, dividend and return on funds in trust received	3,629	3,314	315	5,013
Interest paid	(3,957)	(4,718)	761	(9,660)
Income taxes paid	(20,026)	(19,599)	(427)	(38,230)
Net cash provided by operating activities	26,708	18,716	7,992	71,144
Cash flows from investing activities				
Payments for purchases of property, plant, equipment and intangible fixed assets	(40,849)	(37,763)	(3,086)	(71,449)
Proceeds from sales of property, plant and equipment	3,907	2,498	1,409	4,297
Payments for purchases of marketable securities and investment securities	(102,050)	(7,895)	(94,155)	(9,183)
Proceeds from sales and redemption of marketable securities and investment securities	6,279	16,115	(9,836)	30,548
Proceeds from termination of funds in trust	17,411	20,000	(2,589)	20,000
Proceeds from termination of life insurance investment	588	506	82	533
Payments for investments in consolidated subsidiaries' common stock	(9,845)	(11,207)	1,362	(19,215)
Proceeds from sale of consolidated subsidiaries' common stock	–	5,164	(5,164)	37,086
Other	(9,063)	(1,797)	(7,266)	(4,725)
Net cash used in investing activities	(133,621)	(14,378)	(119,243)	(12,108)
Cash flows from financing activities				
Increase (decrease) in short-term bank loans	(3,075)	(5,438)	2,363	(5,225)
Proceeds from long-term debt	49,411	20,505	28,906	18,435
Repayments of long-term debt	(10,826)	(11,099)	273	(36,151)
Proceeds from issue of bonds	40,000	–	40,000	69,900
Payments for purchases of treasury stock	(4,539)	(4)	(4,535)	(82)
Cash dividends paid	(5,906)	(5,907)	1	(11,814)
Cash dividends paid to minority shareholders	(2,048)	(1,770)	(278)	(3,489)
Other	0	0	0	(10,706)
Net cash used in financing activities	63,014	(3,715)	66,729	20,865
Effect of exchange rate fluctuation on cash and cash equivalents	(244)	379	(623)	93
Net increase (decrease) in cash and cash equivalents	(44,143)	1,002	(45,145)	79,995
Cash and cash equivalents at beginning of period	144,331	64,335	79,996	64,335
Cash and cash equivalents of newly consolidated subsidiaries at beginning of period	(495)	–	(495)	–
Cash and cash equivalents at end of period	99,692	65,338	34,354	144,331

SIGNIFICANT ACCOUNTING POLICIES FOR CONSOLIDATION

The following is the table of scope of consolidation and application of equity method.

Classification	Number of companies
Consolidated subsidiaries (Note 1)	297
Unconsolidated subsidiaries applied by equity method (Note 2)	1
Affiliated companies applied by equity method (Note 3)	16

(Consolidation)

Note 1:

(1) The names of main consolidated subsidiaries are KIRIN BEVERAGE CORPORATION and LION NATHAN LTD.

(2) The changes of the scope of consolidation are as follows:

(a) Due to acquisition of additional shares, KIRIN-ASUPRO SALES CORPORATION and another company became consolidated subsidiaries.

(b) Due to new establishment or acquisition, 35 companies including EI SHO GEN CO., LTD. and Takeda-Kirin Foods Corporation became consolidated subsidiaries.

(c) Due to the commencement of its operations, YOKOHAMA AKARENGA, INC. became a consolidated subsidiary.

(d) Due to the discontinuation of its operations, Kirin International Finance (Netherlands) B.V. was determined to be immaterial and therefore excluded from the consolidation scope.

(e) Due to liquidation, a subsidiary of KIRIN BEVERAGE CORPORATION was excluded from the consolidation scope.

(3) Subsidiaries including KIRIN AGRIBIO USA, INC. are excluded from the consolidation scope because the effect of their net sales and net income or losses for the current fiscal year, and total assets and retained earnings as of June 30, 2002 on the consolidated financial statements are immaterial.

(4) The following are the names of consolidated subsidiaries whose accounting period ends are different from that of the Company.

Name of subsidiary	Interim accounting period end
LION NATHAN LTD. and its subsidiaries	March 31, 2002
TWYFORD INTERNATIONAL INC.	March 31, 2002
Twyford laboratorio de plantas S.A.	March 31, 2002
KIRIN-ASUPRO CORPORATION	May 31, 2002
KIRIN FEED LIMITED	May 31, 2002
KIRIN-ASUPRO SALES CORPORATION	May 31, 2002
EI SHO GEN CO., LTD.	September 30, 2001
Takeda-Kirin Foods Corporation	September 30, 2001
JAPAN POTATO CORPORATION	December 31, 2001

Financial statements of the consolidated subsidiaries listed above are used and necessary adjustments are made for consolidation.

(Equity Method)

Note 2:

The unconsolidated subsidiary applied by equity method is SHANGHAI JINJIANG KIRIN BEVERAGE & FOOD CO., LTD.

Note 3:

(1) The names of main affiliated companies under the equity method are KIRIN-SEAGRAM LIMITED, KINKI COCA-COLA BOTTOLING CO., LTD., YONEKYU CORPORATION and SAN MIGUEL CORPORATION.

(2) The change of the scope of application of equity method:

(a) Due to acquisition of shares, SAN MIGUEL CORPORATION and another company became equity method affiliates.

(b) Due to additional acquisition of shares and therefore becoming a consolidated subsidiary, KIRIN-ASUPRO SALES CORPORATION was no longer applied by the equity method.

(3) Investments in unconsolidated subsidiaries including KIRIN AGRIBIO USA, INC. not accounted for by the equity method and affiliated companies including Diamond Sports Club Co., Ltd. not accounted for by the equity method, are stated at cost because the effect of their net income or losses for the current fiscal year and retained earnings as of June 30, 2002 on the consolidated financial statements are immaterial.

(4) Although the Company holds voting interest greater than 20% yet less than 50% in SOCIETE IMMOBILIERE ET FINANCIERE POUR L'ALIMENTATION, it is not determined to have significant influence over this entity. Therefore above mentioned company is excluded from affiliates under equity method.

(5) Where accounting periods of the affiliated companies under the equity method are different from that of the Company, the Company used their financial statements for the current period without any adjustments for equity calculation purposes.

1. Valuation of securities
Debt securities intended to be held to maturity are valued by the amortized cost method
Available-for-sale securities with fair market values are stated at fair market value as of the balance sheet date with unrealized gains and unrealized losses on these securities reported, net of applicable income taxes, as a separate component of shareholder's equity. Realized gains and losses on sale of available-for-sale securities are computed using the moving-average method.
Other securities without fair market value are stated at the moving-average method.

2. Valuation of Inventories
Merchandise, finished goods and semi-finished goods are mainly stated at cost determined by the average method.

Raw materials and supplies are mainly stated at cost determined by the moving average method.

Construction in process is stated at cost determined by the specific identification method.

3. Derivative financial instruments
Derivative financial instruments are stated at fair values.

4. Depreciation of property, plant and equipment
Depreciation of property, plant and equipment is calculated on the declining balance method in accordance with the Corporate Income Tax Law in Japan, except for buildings (excluding building fixtures) acquired on and after April 1, 1998, where depreciation is calculated on the straight-line method in accordance with the Corporate Income Tax Law in Japan. Assets leased to lessees are depreciated over each lease term based on the straight-line method under the assumption that the estimated residual value is zero when the lease term is over. Consolidated foreign subsidiaries adopt the straight–line method.

5. Amortization of intangible fixed assets
The straight–line method is used for intangible fixed assets over estimated useful lives. Consolidated foreign subsidiaries mainly adopt the straight–line method over 20 years.

6. Allowance for doubtful accounts
Allowance for doubtful accounts is provided in an amount sufficient to cover probable losses on collection. It consists of the estimated uncollectible amount with respect to certain identified doubtful receivables and an amount calculated using the actual percentage of collection losses.

7. Pension and retirement benefits
The Company and consolidated subsidiaries provide allowance for employees' pension and retirement benefits at June 30, 2002 based on the estimated amounts of projected benefit obligation and the fair value of the plan assets at the date. Actual differences are amortized by the straight line method over the average estimated service period, which is 15 years, beginning from the next fiscal year.

8. Leases
Finance leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, are accounted for in the same manner as operating leases.
Consolidated foreign subsidiaries mainly capitalize finance leases.

9. Hedge accounting
Where certain hedging criteria are met, the Company defers the recognition of gains and losses resulting from the changes in fair value of derivative financial instruments until the related losses or gains on the hedged items are recognized.
For forward foreign exchange contracts used for hedging purposes, the foreign currency receivables or payables are recorded at the contracted forward rates. In addition, for interest rate swap contracts meeting certain hedging criteria, the net amount to be paid or received under the interest rate swap contracts is added to or to be deducted from the interest on the assets or liabilities for which the swap contract was executed.
The Company and its subsidiaries use forward foreign currency contracts and interest rate swaps as derivative financial instruments only for the purpose of mitigating future risks of fluctuation of foreign currency exchange rates with respect to foreign currency receivables from the sale of the Companies' products and interest rate increases with respect to borrowings, within the amounts of foreign currency borrowings or receivables.

The following summarizes hedging derivative financial instruments used by the Company and its subsidiaries and items hedged:

Hedging instruments	Hedged items
Forward foreign exchange contracts	Foreign currency trade receivables and trade payables
Interest rate swap contracts	Interest on foreign currency bonds and loans payable
Commodity swap contracts	Commodity price

The Company and its subsidiaries evaluate the effectiveness of hedge semi-annually by comparing the cumulative changes in cash flows from or the changes in fair value of hedged items and the corresponding changes in the hedging derivative instruments.

10. Consumption tax
Consumption tax is excluded from the revenue and expense accounts which are subject to such tax.

11. Cash and cash equivalents
In preparing the consolidated statements of cash flows, cash on hand, readily-available deposits and short-time highly liquid investments with negligible risk of changes in value and maturity of not exceeding three months at the time of purchase are considered to be cash and cash equivalents.

NOTES TO:

(CONSOLIDATED BALANCE SHEETS)

*1 Accumulated depreciation (¥ millions)

	At June 30, 2002	At June 30, 2001	At December 31, 2001
Accumulated depreciation	745,919	714,539	724,174

*2 Details of collateral

(1) Collateral (¥ millions)

	At June 30, 2002	At June 30, 2001	At December 31, 2001
Notes and accounts receivable	1,447	475	391
Inventories	2,396	1,900	3,055
Buildings and structures	1,380	1,492	1,432
Machinery, equipment and vehicles	1,362	1,672	1,719
Land	931	1,096	1,132
Other of property , plant and Equipment (Fixtures)	10	32	35
Other of intangible fixed assets	210	—	—
Investment securities	174	33	33
Total	7,914	6,704	7,800
Following assets, which are included above, are pledged as factory foundation collateral			
Buildings and structures	284	325	313
Machinery, equipment and vehicles	33	41	36
Land	383	657	657
Total	701	1,024	1,008

(2) Secured borrowing (¥ millions)

	At June 30, 2002	At June 30, 2001	At December 31, 2001
Short-term bank loans	4,095	2,200	2,400
Long-term debt (include current maturities of long-term loans)	2,166	1,650	1,630
Deposits received	3,408	3,408	3,408
Postage charge (facility limit)	29	29	29
Total	9,701	7,288	7,468
Following borrowings, which are included above, are guaranteed by factory foundation collateral			
Short-term bank loans	2,200	2,200	2,400

Note: Factory foundation collateral consists of the Headquarters factory and Matsumoto factory of Nagano Tomato Corporation.

3 Contingent liabilities

(1) Guarantees for unconsolidated subsidiaries and affiliated companies

(¥ millions)

	At June 30, 2002	At June 30, 2001	At December 31, 2001
Koiwai Dairy Products Co.,Ltd.	1,500	1,750	1,650
Other	1,153	2,145	994
(Number	5	4	4)
(Foreign currency	96	—	—)
	(HKD 6,300't)	—	—

(2) Guarantees for employee's housing loan from banks

(¥ millions)

At June 30, 2002	At June 30, 2001	At December 31, 2001
12,844	14,706	13,399

(3) Guarantees for customers

(¥ millions)

	At June 30, 2002	At June 30, 2001	At December 31, 2001
Southeastern Container, Inc.	1,326	1,383	1,464
	(USD 11,102't)	(USD 11,102't)	(USD 11,102't)
Other	1,146	621	858
(Amounts of customers	62	11	55)
(Foreign currency	742	197	443)
	(AUD 10,458't)	(AUD 3,242't)	(AUD 7,631't)

Total contingent liabilities	17,971	20,607	18,368
(Including agreements similar to guarantees)	1,019	773	969

(CONSOLIDATED STATEMENTS OF INCOME)

*1 Major elements of selling , general and administrative expenses (¥ millions)

	6 months ended June 30, 2002	6 months ended June 30, 2001	Year ended December 31, 2001
Sales promotion	62,134	60,529	139,870
Freight	20,944	21,417	45,546
Advertising	32,974	36,032	61,290
Pension and retirement benefit costs	5,136	4,052	8,078
Employee's compensation	42,003	40,440	82,658
Research and development	10,069	10,215	22,868
Depreciation	11,367	11,074	24,571

*2 Gain on sales of fixed assets (¥ millions)

	6 months ended June 30, 2002	6 months ended June 30, 2001	Year ended December 31, 2001
Land	1,912	1,096	2,897
Other	24	10	83
Total	1,936	1,107	2,981

*3 Loss on disposal of fixed assets (¥ millions)

	6 months ended June 30, 2002	6 months ended June 30, 2001	Year ended December 31, 2001
Buildings and structures	691	679	2,328
Machinery, equipment and vehicles	1,441	1,136	2,407
Other	110	76	262
Total	2,243	1,892	4,998

*4 Loss on sales of fixed assets (¥ millions)

	6 months ended June 30, 2002	6 months ended June 30, 2001	Year ended December 31, 2001
Buildings and structures	—	83	401
Machinery, equipment and vehicles	23	156	255
Other	141	27	102
Total	164	267	759

5 Presentation of Income Taxes

The Company adopted simplified accounting method for Income Tax effect accounting in the financial statements for the 6 months ended June 30, 2002. Accordingly, deferred income taxes are not presented separately and are included in Income Taxes in current interim consolidated statements of income .

(CONSOLIDATED STATEMENTS OF CASH FLOWS)

Reconciliation between cash and cash equivalents on consolidated statements of cash flows at end of period and related accounts on consolidated balance sheets is as follows;

(¥ millions)

	At June 30, 2002	At June 30, 2001	At December 31, 2001
Cash	102,395	53,550	143,525
Marketable securities	6,399	24,470	12,272
Fixed (time) deposit maturing more than 3 months	(2,960)	(4,074)	(3,411)
Marketable securities maturing more than 3 months	(6,142)	(8,607)	(8,054)
Cash and cash equivalents at end of period	99,692	65,338	144,331

(SEGMENT INFORMATION)

1. Business Segment Information

(¥ millions)

	6 months ended June 30, 2002					
	Alcoholic beverages	Soft drinks	Other	Total	Elimination/ Unallocation	Consolidated
Sales						
1 Unaffiliated customers	496,541	157,314	74,033	727,889	—	727,889
2 Intersegment	1,624	516	43,557	45,698	(45,698)	—
Total sales	498,166	157,830	117,590	773,587	(45,698)	727,889
Operating expenses	474,615	151,304	112,394	738,315	(44,224)	694,090
Operating income	23,550	6,526	5,195	35,272	(1,473)	33,799

(¥ millions)

	6 months ended June 30, 2001					
	Alcoholic beverages	Soft drinks	Other	Total	Elimination/ Unallocation	Consolidated
Sales						
1 Unaffiliated customers	522,676	151,918	73,459	748,054	—	748,054
2 Intersegment	1,493	711	46,607	48,812	(48,812)	—
Total sales	524,169	152,629	120,066	796,866	(48,812)	748,054
Operating expenses	499,946	146,666	112,186	758,799	(46,921)	711,878
Operating income	24,223	5,963	7,879	38,066	(1,890)	36,176

(¥ millions)

	Year ended December 31, 2001					
	Alcoholic beverages	Soft drinks	Other	Total	Elimination/ Unallocation	Consolidated
Sales						
1 Unaffiliated customers	1,078,004	332,951	150,922	1,561,879	—	1,561,879
2 Intersegment	2,845	1,296	129,678	133,819	(133,819)	—
Total sales	1,080,849	334,248	280,600	1,695,698	(133,819)	1,561,879
Operating expenses	1,034,393	317,128	264,733	1,616,255	(129,441)	1,486,814
Operating income	46,455	17,120	15,867	79,443	(4,378)	75,065

Notes: 1. Types and nature of products are considered in classification of business segments.

2. Main products of sales by segment are as follows;

Sales by segment	Main products
Alcoholic beverages	Beer, Sparkling malt liquor (*Happoshu*), Whiskey, Spirits, Wine etc.
Soft drinks	Soft drinks, Other drinks
Other	Pharmaceutical products, Engineering, Logistics, Floriculture etc.

3. Unallocable operating expenses included in "Elimination / Unallocation" mainly consist of costs for new business development and costs for new basic technologies researched and developed by the Company.

6 months ended June 30, 2002 ¥ 1,855million
6 months ended June 30, 2001 ¥ 2,067million
Year ended December 31, 2001 ¥ 3,982million

2. Geographical Segment Information

(¥ millions)

	6 months ended June 30, 2002					
	Japan	Asia, Oceania	Other	Total	Elimination/ Unallocation	Consolidated
Sales						
1 Unaffiliated customers	636,651	61,573	29,664	727,889	—	727,889
2 Intersegment	1,065	613	741	2,419	(2,419)	—
Total sales	637,716	62,186	30,405	730,309	(2,419)	727,889
Operating expenses	614,754	51,844	28,085	694,683	(593)	694,090
Operating income	22,962	10,342	2,320	35,625	(1,826)	33,799

(¥ millions)

	6 months ended June 30, 2001					
	Japan	Asia, Oceania	Other	Total	Elimination/ Unallocation	Consolidated
Sales						
1 Unaffiliated customers	668,829	53,940	25,283	748,054	—	748,054
2 Intersegment	1,173	447	384	2,005	(2,005)	—
Total sales	670,002	54,388	25,668	750,059	(2,005)	748,054
Operating expenses	642,213	45,467	23,944	711,625	252	711,878
Operating income	27,789	8,921	1,723	38,433	(2,257)	36,176

(¥ millions)

	Year ended December 31, 2001					
	Japan	Asia, Oceania	Other	Total	Elimination/ Unallocation	Consolidated
Sales						
1 Unaffiliated customers	1,408,904	105,224	47,750	1,561,879	−	1,561,879
2 Intersegment	2,268	910	703	3,882	(3,882)	−
Total sales	1,411,172	106,135	48,453	1,565,761	(3,882)	1,561,879
Operating expenses	1,349,543	91,998	45,035	1,486,577	236	1,486,814
Operating income	61,629	14,136	3,417	79,184	(4,119)	75,065

Notes: 1. Geographical distances are considered in classification of country or area.

2. Major countries or areas included in each segment except for Japan are as follows;

Asia, Oceania	East Asia, Southeast Asia, Oceania
Other	USA, Europe

3. Amounts and major items included in "Elimination/Unallocation" are the same as those described in Note 3 in "1. Business Segment Information".

3. Overseas sales

(¥ millions)

		6 months ended June 30, 2002		
		Asia, Oceania	Other	Total
I	Overseas sales	61,702	29,848	91,550
II	Consolidated sales	—	—	727,889
III	Percentage of overseas sales to consolidated sales(%)	8.5	4.1	12.6

(¥ millions)

		6 months ended June 30, 2001		
		Asia,Oceania	Other	Total
I	Overseas sales	54,312	25,534	79,846
II	Consolidated sales	—	—	748,054
III	Percentage of overseas sales to consolidated sales(%)	7.3	3.4	10.7

(¥ millions)

		Year ended December 31, 2001		
		Asia, Oceania	Other	Total
I	Overseas sales	105,879	48,100	153,979
II	Consolidated sales	–	–	1,561,879
III	Percentage of overseas sales to consolidated sales(%)	6.8	3.1	9.9

Notes: 1. Geographical distances are considered in classification of country or area.

2. Major countries or areas included in each segment are as follows;

Asia, Oceania	East Asia, Southeast Asia, Oceania
Other	USA, Europe

3. Overseas sales represent those of the Company and consolidated subsidiaries to countries and areas outside of Japan.

(LEASE TRANSACTIONS)

Lessee lease

(Finance lease transactions without ownership transfer to lessee)

(1) Purchase price equivalent, accumulated depreciation equivalent and book value equivalent of leased properties

(¥ millions)

	At June 30, 2002	At June 30, 2001	At December31, 2001
Machinery, equipment and vehicles			
Purchase price equivalent	2,825	3,057	2,794
Accumulated depreciation equivalent	1,682	1,673	1,462
Book value equivalent	1,143	1,384	1,331
Property, plant and equipment, other (Tools)			
Purchase price equivalent	3,381	4,000	4,165
Accumulated depreciation equivalent	1,979	2,277	2,700
Book value equivalent	1,401	1,723	1,465
Total			
Purchase price equivalent	6,207	7,058	6,959
Accumulated depreciation equivalent	3,662	3,950	4,162
Book value equivalent	2,544	3,107	2,797

(2) Lease commitments (¥ millions)

	At June 30, 2002	At June 30, 2001	At December31, 2001
Due within one year	997	1,194	1,142
Due over one year	1,614	1,984	1,822
Total	2,612	3,179	2,964

(3) Lease payments, depreciation equivalent and interest equivalent (¥ millions)

	6months ended June 30, 2002	6months ended June 30, 2001	Year ended December31, 2001
Lease payments	700	745	1,495
Depreciation equivalent	618	669	1,257
Interest equivalent	39	42	87

(4) Method of computing depreciation equivalent

Depreciation equivalent is computed on a straight-line method over the lease terms with residual value of zero.

(5) Allocation of interest equivalent

Differences between total lease expenses and its acquisition costs of the leased properties comprise interest equivalent and insurance, maintenance and certain other operating costs. Interest equivalent is allocated using the interest method over the terms of leases.

(Operating lease transactions)

Lease commitments (¥ millions)

	At June 30, 2002	At June 30, 2001	At December31, 2001
Due within one year	2,282	1,156	1,408
Due over one year	7,768	3,685	3,639
Total	10,051	4,841	5,048

Lessor lease

(Finance lease transactions without ownership transfer to lessee)

(1) Purchase price, accumulated depreciation and book value of leased properties

(¥ millions)

	At June 30, 2002	At June 30, 2001	At December31, 2001
Property, plant and equipment, other (Leased assets)			
Purchase price	19,503	17,440	18,600
Accumulated depreciation	12,056	11,582	11,837
Book value	7,446	5,858	6,762
Intangible fixed assets, other (Leased assets)			
Purchase price	—	—	—
Accumulated depreciation	—	—	—
Book value	691	672	696
Total			
Purchase price	19,503	17,440	18,600
Accumulated depreciation	12,056	11,582	11,837
Book value	8,137	6,530	7,458

(2) Lease commitments

(¥ millions)

	At June 30, 2002	At June 30, 2001	At December31, 2001
Due within one year	2,063	2,173	2,235
Due over one year	6,281	4,672	5,512
Total	8,344	6,846	7,748

(3) Lease revenue, depreciation equivalent and interest equivalent

(¥ millions)

	6months ended June 30, 2002	6months ended June 30, 2001	Year ended December31, 2001
Lease revenue	1,400	1,537	3,030
Depreciation equivalent	1,224	1,168	2,502
Interest equivalent	191	172	334

(4)Allocation of interest equivalent

Interest equivalent is allocated using the interest method over the terms of leases.

(Securities)

Interim period of fiscal 2002 (as of June 30,2002)

1. Held-to-maturity securities with market values (¥ : millions)

	Book value	Market value	Difference
(1)Governmental/municipal bonds	1,248	1,278	29
(2)Corporate bonds	1,643	1,666	22
(3)Other	—	—	—
Total	2,891	2,944	52

2. Other marketable securities with market values (¥ : millions)

	Acquisition cost	Book value	Difference
(1)Stocks	137,703	172,302	34,598
(2)Bonds			
Governmental/municipal bonds	49	55	5
Corporate bonds	13	14	1
Other	3,499	3,517	17
(3)Other	4,376	4,402	25
Total	145,642	180,292	34,649

3. Descriptions and book value of securities without market values are as follows:

Other marketable securities

Unlisted securities ¥42,006 million

4. Impairment loss on marketable securities

Impairment loss of ¥ 795 millions for other marketable securities were recorded for the 6 months ended June 30, 2002. Where the market value is determinable, other marketable securities are subject to impairment loss when the decline of market value to the book value is more than 30%. In such case, securities are considered "substantially declined" and are written down unless the decline is temporary. The other marketable securities without market value are written down when the decline of substantive value to the acquisition cost is more than 50%, which is considered "substantially declined" unless the decline is temporary.

Interim period of fiscal 2001 (as of June 30,2001)

1. Held-to-maturity securities with market values (¥ : millions)

	Book value	Market value	Difference
(1)Governmental/municipal bonds	1,097	1,128	30
(2)Corporate bonds	11,837	11,988	151
(3)Other	—	—	—
Total	12,935	13,116	181

2. Other marketable securities with market values (¥ : millions)

	Acquisition cost	Book value	Difference
(1)Stocks	116,685	182,830	66,145
(2)Bonds			
Governmental/municipal bonds	49	57	7
Corporate bonds	15,557	15,720	163
Other	—	—	—
(3)Other	810	816	5
Total	133,102	199,425	66,322

3. Descriptions and book value of securities without market values are as follows:

Other marketable securities

Unlisted securities	¥42,446 million
Investment fund constituted of bonds	¥ 6,607million
Mid term government security fund	¥ 4,047million
Beneficiary certificate of security investment fund	¥ 4,295million

Year ended December 31, 2001 (as of December 31, 2001)

1. Held-to-maturity securities with market values (¥ : millions)

	Book value	Market value	Difference
(1)Governmental/municipal bonds	1,098	1,124	26
(2)Corporate bonds	1,787	1,810	23
(3)Other	—	—	—
Total	2,885	2,935	49

2. Other marketable securities with market values (¥ : millions)

	Acquisition cost	Book value	Difference
(1)Stocks	110,173	143,357	33,184
(2)Bonds			
Governmental/municipal bonds	49	56	6
Corporate bonds	60	64	4
Other	6,498	6,545	47
(3)Other	7,471	7,497	25
Total	124,253	157,522	33,268

3. Descriptions and book value of securities without market values are as follows:

Other marketable securities

Unlisted securities	¥41,751million
Investment fund constituted of bonds	¥1,637million
Mid term government security fund	¥987million

(CONTRACT AMOUNTS, MARKET VALUE AND UNREALIZED GAINS/LOSSES OF DERIVATIVE TRANSACTIONS)

The disclosure of derivative transactions is omitted, because hedge accounting applies to all of the derivative contracts utilized by Kirin Brewery Company, Limited and its consolidated subsidiaries.

(PRODUCTION, ORDERS RECEIVED AND SALES)

(1) PRODUCTION PERFORMANCE

Production performance for the first half of the current fiscal year classified by the type of business segment is as follows:

Business Segment	6months ended June 30, 2002	Percentage change (%)
Alcoholic beverages	487,899 (¥ Millions)	(5.9)
Soft drinks	52,204 (¥ Millions)	3.6
Other	49,619 (¥ Millions)	16.4
Total	589,722 (¥ Millions)	(3.5)

Note: The amounts are calculated based on sales price without consumption taxes.

(2) ORDERS RECEIVED

Orders received for the first half of the current fiscal year classified by the type of business segment is as follows:
The Company and its subsidiaries manufacture their products based on their projection for market demand except for contract manufacture in "alcoholic beverages" and "soft drinks" segments and inspection machines and others in "other" segment.

Business Segment	Orders received during period	Percentage change (%)	Backlog	Percentage change (%)
Alcoholic beverages	110 (¥ Millions)	—	—	—
Soft drinks	711 (¥ Millions)	178.2	—	—
Other	4,217 (¥ Millions)	(29.2)	1,251 (¥ Millions)	(63.1)
Total	5,039 (¥ Millions)	(18.9)	1,251 (¥ Millions)	(63.1)

Note: The amounts are calculated based on sales price without consumption taxes.

(3) SALES PERFORMANCE

Sales performance for the first half of the current fiscal year classified by the type of business segment is as follows:

Business Segment	6 months ended June 30, 2002	Percentage change (%)
Alcoholic beverages	496,541 (¥ Millions)	(5.0)
Soft drinks	157,314 (¥ Millions)	3.6
Other	74,033 (¥ Millions)	0.8
Total	727,889 (¥ Millions)	(2.7)

Note: The amounts do not include the related consumption tax, etc.

CONSOLIDATED FINANCIAL RESULTS for THE HALF YEAR ended JUNE. 30, 2002

SUPPLEMENTARY COMMENTS

KIRIN BREWERY COMPANY, LIMITED

AUGUST. 9, 2002

Consolidated

Forecast of consolidated financial performance

Results of operations (¥ billions)

	2002		2001	
	1st half Actual	Budget	1st half Actual	Actual
Sales	727.8	1,580.0	748.0	1,561.8
Operating Income	33.7	80.0	36.1	75.0
Income before Special Items	30.2	74.0	35.0	69.3
Net income	10.3	26.0	14.2	23.1

Scope of consolidation and application of equity method (Number of companies)

	2002		2001	
	1st half Actual	Budget	1st half Actual	Actual
Consolidated subsidiaries	297	299	276	261
Non-consolidated subsidiaries applied by equity method	1	1	1	1
Affiliates applied by equity method	16	16	16	15

Income and expense analysis by business segment

Movement between 02 1st half Actual and 01 1st half Actual (¥ billions)

	Alcoholic beverages	Soft drinks	Other	Elimination/ Unallocation	Total
Operating income – 01 1st half Actual	24.2	5.9	7.8	(1.8)	36.1
Increase (Decrease) in gross profit	(2.6)	3.8	0.8	(0.2)	1.8
Decrease (Increase) in selling expenses	6.9	(2.7)	(0.6)	–	3.6
Decrease (Increase) in operations, and general and administrative expenses	(5.0)	(0.5)	(2.9)	0.6	(7.8)
Increase (Decrease) in operating income	(0.7)	0.6	(2.7)	0.4	(2.4)
Operating income – 02 1st. half Actual	23.5	6.5	5.1	(1.4)	33.7

Movement between 02 Budget and 01 Actual (¥ billions)

	Alcoholic beverages	Soft drinks	Other	Elimination/ Unallocation	Total
Operating income – 01 Actual	46.4	17.1	15.8	(4.3)	75.0
Increase (Decrease) in gross profit	4.8	7.6	3.7	0.0	16.1
Decrease (Increase) in selling expenses	9.7	(4.1)	(3.0)	–	2.6
Decrease (Increase) in operations, and general and administrative expenses	(7.1)	(2.0)	(5.1)	0.5	(13.7)
Increase (Decrease) in operating income	7.4	1.5	(4.4)	0.5	5.0
Operating income – 02 budget	53.8	18.6	11.4	(3.8)	80.0

2002 1st Half Actual:Consolidated

PROFIT CHANGE FROM PRIOR YEAR

(¥ Billions)

Item	2002 1st half Actual	2001 1st half Actual	Increase (Decrease)	Reference
Sales	727.8	748.0	(20.2)	
Increase in KIRIN BEVERAGE'S operating income			0.2	
Decrease in Parent's operating income			(3.5)	
Other			0.9	LION NATHAN LTD.etc
Operating Income	33.7	36.1	(2.4)	
Increase in KIRIN BEVERAGE'S non-operating income, net			0.2	
Decrease in equity in earnings of affiliates			(0.7)	
Decrease in Parent's non-operating income, net			(1.6)	
Other			(0.3)	
Income before Special Items and Income Taxes	30.2	35.0	(4.8)	
Increase in Parent's special income, net			1.6	
Increase in KIRIN BEVERAGE'S special income, net			1.5	
Increase in minority interests			(0.9)	
Other			(1.3)	LION NATHAN LTD.etc
Net Income	10.3	14.2	(3.9)	

2002 Budget:Consolidated

PROFIT CHANGE FROM CURRENT YEAR

(¥ Billions)

Item	2002 Budget	2001 Actual	Increase (Decrease)	Reference
Sales	1,580.0	1,561.8	18.2	
Increase in KIRIN BEVERAGE'S operating income			1.2	
Increase in Parent's operating income			1.1	
Other			2.7	LION NATHAN LTD.etc
Operating Income	80.0	75.0	5.0	
Increase in KIRIN BEVERAGE'S non-operating income, net			0.6	
Increase in Parent's non-operating income, net			0.4	
Decrease in equity in earnings of affiliates			(0.2)	
Other			(1.1)	LION NATHAN LTD.etc
Income before Special Items and Income Taxes	74.0	69.3	4.7	
Increase in KIRIN BEVERAGE'S special income, net			2.1	
Increase in Parent's special income, net			1.2	
lecrease in minority interests			(1.2)	
Other			(3.9)	LION NATHAN LTD.etc
Net Income	26.0	23.1	2.9	

Consolidated

Amount Changes of Sales and Major Expenses etc.

(¥ Billions)

	2002				2001			
	1st half Actual		Budget		1st half Actual		Actual	
Sales volume (vs. prior year)								
Alcoholic beverages	thousand KL		thousand KL		thousand KL		thousand KL	
Beer and *happo-shu*	1,702	(5.2%)	3,678	1.4%	1,796	(3.5%)	3,626	(6.2%)
	million cases		million cases		million cases		million cases	
Soft drinks	88	3.0%	193	3.4%	85	6.4%	187	5.7%
Sales by business segments (vs. prior year)								
Total	727.8	(2.7%)	1,580.0	1.2%	748.0	0.2%	1,561.8	(1.2%)
Alcoholic beverages	496.5	(5.0%)	1,066.0	(1.1%)	522.6	(2.2%)	1,078.0	(3.0%)
Beer and *happo-shu*	463.4	(7.7%)	989.0	(3.7%)	502.2	(6.0%)	1,026.9	(7.6%)
Other alcoholic beverages	33.0	61.9%	77.0	50.7%	20.4	—	51.0	—
Soft drinks	157.3	3.6%	346.0	3.9%	151.9	5.8%	332.9	4.7%
Other business	74.0	0.8%	168.0	11.3%	73.4	7.1%	150.9	0.0%
Pharmaceutical	22.5	(0.8%)	49.0	0.0%	22.7	11.5%	49.0	5.0%
Agribio	11.1	32.6%	20.0	53.9%	8.4	13.6%	12.9	(15.7%)
Functional Foods	5.8	23.4%	26.0	138.6%	4.7	43.8%	10.8	46.7%
other	34.4	(8.2%)	73.0	(6.4%)	37.5	0.1%	77.9	(4.2%)
Sales promotion	62.1		192.0 (Sales promotion and Advertising)		60.5		139.8	
Advertising	32.9				36.0		61.2	
R&D	10.1		24.0		10.3		23.0	
Depreciation	35.8		72.0		34.9		73.5	
Financial profit, net	(1.7)		(5.0)		(1.0)		(5.6)	
Capital Expenditures	40.8		99.0		37.7		71.4	
Cash flows	(44.6)		(61.0)		1.0		79.9	
Operating activities	26.7		72.0		18.7		71.1	
Investing activities	(133.6)		(195.0)		(14.3)		(12.1)	
Financing activities	63.0		62.0		(3.7)		20.8	

Consolidated

Major Changes in Assets and Liabilities

(¥Billions)

	2002 1st half Actual	2001 1st half Actual	Increase (Decrease)	Reference
Cash	102.3	53.5	48.8	Due to increase of subsidiaries and termination of funds in trust of the Company, etc.
Investment securities	354.9	314.6	40.3	Due to payment for investment in common stock of SAN MIGUEL CORPORATION, etc.
Other in Investments and Other Assets	91.1	69.6	21.5	Increase of deferred tax assets
Bonds	131.2	28.3	102.9	Due to issue of bonds by the Company

KIRIN BREWERY COMPANY, LIMITED

August 9, 2002

SUMMARY OF NON-CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2002 (UNAUDITED)

(English Translation)

Fiscal year ending December 31, 2002

KIRIN BREWERY COMPANY, LIMITED

10-1, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan (URL http://www.kirin.co.jp)

Code No.:	2503
Shares Listed:	Tokyo, Osaka, Nagoya, Fukuoka, Sapporo,
Interim dividend plan:	Yes
Minimum numbers of shares to have voting rights:1,000shares	
For further information, please contact:	Mr. Sumio Nagata, General Manager, Communications Dept. Telephone: 81- 3- 5540- 3450 from overseas

Date of the Board of Directors' Meeting for the semi-annual operation results: August 9, 2002

Date of commencement of payment of interim dividend: September 12, 2002

1. Business results for the first half of the current fiscal year

(January 1, 2002 - June 30, 2002) [Unit: Japanese yen (¥)]

(1) Results of operations: (Fraction less than ¥1 million have been omitted.)

	Sales (¥ millions)	Percentage change (%)	Operating Income (¥ millions)	Percentage change (%)	Income before Special items (¥ millions)	Percentage change (%)
6 months ended June 30, 2002	459,422	(7.0)	12,917	(21.7)	19,285	(20.7)
6 months ended June 30, 2001	493,751	1.4	16,493	(27.6)	24,324	(26.8)
Year ended December 31, 2001	1,028,403		34,965		44,580	

	Net income (¥ millions)	Percentage Change (%)	Net income per share (¥)
6 months ended June 30, 2002	10,857	(24.2)	11.04
6 months ended June 30, 2001	14,320	(23.3)	14.55
Year ended December 31, 2001	19,382		19.69

Notes : ①Average number of shares of common stock outstanding during the period:

June 30, 2002	983,440,362
June 30, 2001	984,508,387
December 31, 2001	984,485,996

②Change in accounting policies: None

③Percentage change means the ratio of increase or decrease in each item of business results for the 6 months ended June 30, 2002 to those for the 6 months ended June 30, 2001.

(2) Dividends:

	Interim dividend per share (¥)	Dividend per share for the year (¥)
6 months ended June 30, 2002	6.00	—
6 months ended June 30, 2001	6.00	—
Year ended December 31, 2001	—	12.00

(3) Financial positions:

	Total assets (¥ millions)	Shareholders' equity (¥ millions)	Ratio of shareholders' equity to total assets (%)	Shareholders' equity per share (¥)
June 30, 2002	1,297,890	692,995	53.4	707.76
June 30, 2001	1,247,119	712,297	57.1	723.51
December 31, 2001	1,251,755	691,878	55.3	702.83

Notes: ①Number of shares of common stock issued and outstanding:

	June 30, 2002	979,140,556
	June 30, 2001	984,508,387
	December 31, 2001	984,417,871

②Number of treasury stocks held:

	June 30, 2002	5,367,831
	June 30, 2001	7,813
	December 31, 2001	90,516

2. Forecast of business results for the current fiscal year (January 1, 2002-December 31, 2002)

	Sales (¥ million)	Income before special items (¥ million)	Net income (¥ million)	Dividend per share for the year (¥)	Including final dividend per share (¥)
Year ending December 31, 2002	1,010,000	46,000	22,000	6.00	12.00

Note: Forecasted net income per share ¥22.47

Refer to Page 9-10 for the assumptions and other matters related to the above forecast.

BALANCE SHEETS

(¥ millions)

ASSETS	(Note)	At June 30, 2002 Amount	Percentage over total assets	At June 30, 2001 Amount	Percentage over total assets	Increase (Decrease) Amount	At December31, 2001 Amount	Percentage over total assets
Current Assets			%		%			%
Cash		42,693		21,870		20,823	89,776	
Notes receivable		2,855		3,223		(368)	3,039	
Accounts receivable		171,894		205,850		(33,956)	183,536	
Marketable securities		5,571		8,073		(2,502)	7,562	
Inventories		43,962		45,325		(1,363)	30,936	
Funds in trust		—		18,313		(18,313)	17,411	
Other current assets		31,944		28,600		3,344	36,633	
Allowance for doubtful accounts		(2,764)		(1,012)		(1,752)	(1,164)	
Total current assets		296,156	22.8	330,245	26.5	(34,089)	367,733	29.4
Fixed Assets								
Property, Plant and Equipment	(*1)							
Buildings	(*2)	124,212		130,703		(6,491)	126,131	
Machinery and equipment		133,921		136,104		(2,183)	130,756	
Land	(*2)	113,194		113,722		(528)	113,655	
Construction in progress		11,697		16,461		(4,764)	19,047	
Other		30,006		31,386		(1,380)	30,278	
Total		413,032	31.8	428,378	34.3	(15,346)	419,869	33.5
Intangible Fixed Assets		6,329	0.5	6,888	0.6	(559)	6,609	0.5
Investments and Other Assets								
Investment securities	(*2)	214,719		230,327		(15,608)	188,614	
Investments in subsidiaries and affiliates		256,975		167,165		89,810	164,592	
Life insurance investments		33,742		32,314		1,428	33,604	
Other investments		79,700		53,080		26,620	73,491	
Allowance for doubtful accounts		(2,766)		(1,280)		(1,486)	(2,759)	
Total		582,371	44.9	481,607	38.6	100,764	457,543	36.6
Total fixed assets		1,001,733	77.2	916,874	73.5	84,859	884,022	70.6
TOTAL ASSETS		1,297,890	100.0	1,247,119	100.0	50,771	1,251,755	100.0

(¥ millions)

LIABILITIES AND SHAREHOLDERS' EQUITY (Note)	At June 30, 2002 Amount	Percentage over total assets	At June 30, 2001 Amount	Percentage over total assets	Increase (Decrease) Amount	At December 31, 2001 Amount	Percentage over total assets
Current Liabilities		%		%			%
Notes payable	1,603		1,670		(67)	708	
Accounts payable	38,016		42,841		(4,825)	37,665	
Short-term bank loans	10,000		1,500		8,500	11,500	
Beer taxes payable	119,760		142,583		(22,823)	117,123	
Income taxes payable	10,178		11,483		(1,305)	11,749	
Accrued expenses	40,355		45,474		(5,119)	40,470	
Deposits received	56,773		59,806		(3,033)	62,889	
Other current liabilities	33,396		41,408		(8,012)	33,662	
Total current liabilities	310,084	23.9	346,768	27.8	(36,684)	315,770	25.2
Long-term Liabilities							
Bonds	110,000		—		110,000	70,000	
Long-term debt	21,000		7,000		14,000	1,000	
Pension and retirement benefits	82,190		90,538		(8,348)	85,959	
Other reserves	1,246		1,449		(203)	1,581	
Customers' guarantee deposits (*2)	70,980		80,259		(9,279)	76,090	
Other	9,393		8,806		587	9,476	
Total long-term liabilities	294,810	22.7	188,053	15.1	106,757	244,107	19.5
TOTAL LIABILITIES	604,895	46.6	534,822	42.9	70,073	559,877	44.7
Common stock	102,045	7.9	102,045	8.2	—	102,045	8.2
Additional paid-in capital	70,868	5.5	70,868	5.7	—	70,868	5.7
Retained earnings appropriated	25,511	2.0	25,511	2.0	—	25,511	2.0
Retained earnings							
General reserve	427,666		410,144		17,522	410,144	
Unappropriated retained earnings	51,607		65,116		(13,509)	64,272	
Total retained earnings	479,274	36.9	475,261	38.1	4,013	474,416	37.9
Net unrealized holding gains on securities	19,920	1.5	38,610	3.1	(18,690)	19,122	1.5
Treasury stock	(4,625)	(0.4)	—		(4,625)	(86)	(0.0)
TOTAL SHAREHOLDERS' EQUITY	692,995	53.4	712,297	57.1	(19,302)	691,878	55.3
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,297,890	100.0	1,247,119	100.0	50,771	1,251,755	100.0

STATEMENTS OF INCOME

	(Note)	6 months ended June 30, 2002 Amount	Percentage over sales	6 months ended June 30, 2001 Amount	Percentage over sales	Increase (Decrease) Amount	Year ended December31, 2001 Amount	Percentage over sales
			%		%			%
Sales		459,422	100.0	493,751	100.0	(34,329)	1,028,403	100.0
Cost of Sales		322,243	70.1	350,311	70.9	(28,068)	730,267	71.0
Gross profit		137,178	29.9	143,439	29.1	(6,261)	298,136	29.0
Selling, General and Administrative Expenses		124,261	27.1	126,946	25.7	(2,685)	263,170	25.6
Operating Income		12,917	2.8	16,493	3.3	(3,576)	34,965	3.4
Non-operating Income								
Interest income		408		459		(51)	1,018	
Return on funds in trust		210		1,394		(1,184)	558	
Dividend income		7,212		5,465		1,747	7,863	
Other		2,348		2,627		(279)	5,035	
Total		10,180	2.2	9,946	2.0	234	14,476	1.4
Non-operating Expenses								
Interest expense		910		716		194	1,379	
Other		2,901		1,399		1,502	3,481	
Total		3,812	0.8	2,115	0.4	1,697	4,861	0.5
Income before Special Items and Income Taxes		19,285	4.2	24,324	4.9	(5,039)	44,580	4.3
Special Income								
Gain on sale of investment securities		237		9,956		(9,719)	9,959	
Other		2,045		1,125		920	7,338	
Total		2,283	0.5	11,082	2.2	(8,799)	17,298	1.7
Special Expenses								
Amortization of net transition obligation of accounting standard for severance and pension benefits		–		6,732		(6,732)	13,464	
Other		2,211		3,453		(1,242)	14,355	
Total		2,211	0.5	10,186	2.1	(7,975)	27,820	2.7
Income before Income Taxes		19,357	4.2	25,220	5.1	(5,863)	34,058	3.3
Income Taxes		8,500	1.9	10,900	2.2	(2,400)	14,675	1.4
Net Income		10,857	2.4	14,320	2.9	(3,463)	19,382	1.9
Retained earnings at beginning		40,750		50,796		(10,046)	50,796	
Dividends(interim)		–		–		–	5,907	
Unappropriated retained earnings		51,607		65,116		(13,509)	64,272	

SIGNIFICANT ACCOUNTING POLICIES

1. Valuation of securities
Equity securities issued by subsidiaries and affiliated companies are valued at cost determined by the moving-average method.
Available-for-sale securities with fair market values are stated at fair market value as of the balance sheet date. Unrealized gains and unrealized losses on these securities are reported, net of applicable income taxes, as a separate component of shareholder's equity. Realized gains and losses on sale of such securities are computed using the moving-average method.
Debt securities without fair market value are stated at amortized cost, net of the amount considered not collectible. Other securities without fair market value are stated at moving-average method.

2. Valuation of Inventories
Merchandise, finished goods and semi-finished goods are mainly stated at cost determined by the average method.
Raw materials and supplies are mainly stated at cost determined by the moving average method.

3. Valuation of derivative financial instruments
Derivative financial instruments are stated at fair values.

4. Depreciation of property, plant and equipment
Depreciation of property, plant and equipment is calculated on the declining balance method, except for buildings (excluding buildings fixtures) acquired on and after April 1, 1998, where depreciation is calculated on the straight-line method in accordance with the Corporate Income Tax Law in Japan.

5. Amortization of intangible fixed assets
The straight–line method is used for intangible fixed assets over estimated useful lives.

6. Allowance for doubtful accounts
Allowance for doubtful accounts is provided in an amount sufficient to cover probable losses on collection. It consists of the estimated uncollectible amount with respect to certain identified doubtful receivables and an amount calculated using the actual percentage of collection losses.

7. Pension and retirement benefits
The Company provides allowance for employees' severance and retirement benefits at June 30, 2001 based on the estimated amounts of projected benefit obligation and the fair value of the plan assets at the date.
Actuarial differences are amortized by the straight-line method over the average estimated service period, which is 15 years, beginning from the next fiscal year.

8. Leases
Finance leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, are accounted for in the same manner as operating leases.

9. Hedge accounting
Where certain hedging criteria are met, the Company defers the recognition of gains and losses resulting from the changes in fair value of derivative financial instruments until the related losses or gains on the hedged items are recognized.
For forward foreign exchange contracts used for hedging purposes, the foreign currency receivables or payables are recorded at the contracted forward rates. In addition, for interest rate swap contracts meeting certain hedging criteria, the net amount to be paid or received under the interest rate swap contracts is added to or to be deducted from the interest on the assets or liabilities for which the swap contract was executed.
The Company uses forward foreign currency contracts and interest rate swap contracts as derivative financial instruments only for the purpose of mitigating future risks of fluctuation of foreign currency exchange rates with respect to foreign currency receivables and payables from operations and interest rate increases with respect to borrowings, within the amounts of foreign currency borrowings or receivables.

The following summarizes hedging derivative financial instruments used by the Company and items hedged:

Hedging instruments	Hedged items
Forward foreign exchange contracts etc.	Foreign currency trade receivables and trade payables
Interest rate swap contracts etc.	Interest on foreign currency bonds and loans payable

The Company evaluates the hedging effectiveness semi-annually by comparing the cumulative changes in cash flows from or the changes in fair value of hedged items and the corresponding changes in the hedging derivative instruments.

10. Consumption tax
Consumption tax is excluded from the revenue and expense accounts which are subject to such tax.
Consumption tax prepaid and accrued in relation to purchase and sales transactions are netted and presented as other current assets.

ADDITIONAL INFORMATION:

(Treasury stock)

Treasury stock has been reclassified from current assets and is included in the stockholders' equity section. The prior year amount, that was included in "other" in current assets section, was ¥ 8million.

NOTES TO:

(NON-CONSOLIDATED BALANCE SHEETS)

*1 Accumulated depreciation (¥ millions)

	At June 30, 2002	At June 30, 2001	At December 31, 2001
Accumulated depreciation	515,714	498,385	505,799

*2 Detail of Collateral

(1) Collateral (¥ millions)

	At June 30, 2002	At June 30, 2001	At December 31, 2001
Buildings	1,032	1,166	1,118
Land	439	439	439
Investments in securities	32	33	33

(2) Secured borrowing (¥ millions)

	At June 30, 2002	At June 30, 2001	At December 31, 2001
Deposits received	2,296	2,296	2,296
Postage charge (facility limit)	29	29	29

3 Contingent liabilities

(1) Guarantees for subsidiaries and affiliated companies (¥ millions)

	At June 30, 2002	At June 30, 2001	At December 31, 2001
Kirin Lease Co.,Ltd.	10,096	11,090	10,046
Marinenet Co.,Ltd.	3,504	1,664	3,675
Kirin International Trading Co.,Ltd.	2,050	2,050	2,050
Koiwai Dairy Products Co.,Ltd.	1,500	1,750	1,650
Taiwan Kirin Company, Ltd.	1,186	1,172	
	NTD 332,350't	NTD 324,660't	
Kirin Brewery of America LLC	1,183	1,171	1,240
	USD 9,900't	USD 9,400't	USD 9,400't
Kirin International Finance (Netherlands)B.V.	—	10,000	—
Other	3,467	4,223	4,476
(Amounts in foreign currencies included above)	1,759	2,045	2,654
	USD 9,478't	USD 9,595't	USD 9,500't
	EUR 4,488't	NTD 324,660't	NLG 2,000't
	HKD 6,300't	NLG 16,500't	EUR 3,780't
		ESP 98,000't	NTD 226,810't
Number	14	14	12

(2) Guarantees for employees' housing loan from banks (¥ millions)

At June 30, 2002	At June 30, 2001	At December 31, 2001
12,828	14,679	13,378

(3) Guarantees for bank loans of customers (¥ millions)

	At June 30, 2002	At June 30, 2001	At December 31, 2001
	404	424	414
Number	3	3	3
Total contingent liabilities	36,220	48,225	36,931
(Agreements similar to guarantees included above)	8,946	21,180	9,100

(NON-CONSOLIDATED STATEMENTS OF INCOME)

1. Depreciation (¥ millions)

	6months ended June 30, 2002	6months ended June 30, 2001	Year ended December 31, 2001
Property, Plant and Equipment	17,804	17,469	37,136
Intangible Fixed Assets	279	279	558
Total	18,083	17,748	37,695

2. Presentation of Income Taxes

The Company adopted simplified accounting method for Income Tax effect accounting in the financial statements for 6 months ended June 30, 2002. Accordingly, deferred income taxes are not presented separately and are included in Income Taxes in current interim statements of income.

(LEASE TRANSACTIONS)

Finance lease transactions without ownership transfer to lessee

(1) Purchase price equivalents, accumulated depreciation equivalents and book value equivalents of leased properties (¥ millions)

	At June 30, 2002	At June 30, 2001	At December31, 2001
Machinery and equipment			
Purchase price equivalent	180	180	180
Accumulated depreciation equivalent	66	47	57
Book value equivalent	113	132	123
Other (Structures)			
Purchase price equivalent	7	7	7
Accumulated depreciation equivalent	5	4	5
Book value equivalent	2	2	2
Other (Vehicles)			
Purchase price equivalent	12	13	13
Accumulated depreciation equivalent	5	6	7
Book value equivalent	7	6	5
Other (Tools)			
Purchase price equivalent	8,124	8,797	7,678
Accumulated depreciation equivalent	3,966	4,546	3,887
Book value equivalent	4,157	4,251	3,791
Total			
Purchase price equivalent	8,324	8,999	7,880
Accumulated depreciation equivalent	4,043	4,605	3,957
Book value equivalent	4,280	4,393	3,922

(2) Lease commitments (¥ millions)

	At June 30, 2002	At June 30, 2001	At December31, 2001
Due within one year	1,589	2,015	1,670
Due over one year	2,775	2,599	2,417
Total	4,365	4,614	4,088

(3) Lease payments, depreciation equivalents and interest equivalents (¥ millions)

	6months ended June 30, 2002	6months ended June 30, 2001	Year ended December31, 2001
Lease payments	1,073	1,381	2,602
Depreciation equivalent	1,016	1,167	2,300
Interest equivalent	97	123	255

(4) Method of depreciation equivalent

Depreciation equivalent is computed on a straight-line method over the lease period without residual value.

(5) Allocation of interest equivalent

Differences between total lease expenses and acquisition costs of the leased properties comprise interest expenses and insurance, maintenance and certain other operating costs.

Interest expenses are allocated using interest method over the terms of leases.

Operating lease transactions

Lease commitments (¥ millions)

	At June 30, 2002	At June 30, 2001	At December31, 2001
Due within one year	153	148	148
Due over one year	509	602	529
Total	663	751	677

(Securities)

Investment in subsidiaries and affiliates with market values

(Financial statements at June 30, 2002)

(¥ : millions)

	Book value	Market value	Difference
Investment in subsidiaries	101,754	144,399	42,644
Investment in affiliates	85,649	80,395	(5,254)
Total	187,404	224,794	37,389

(Financial statements at June 30, 2001)

(¥ : millions)

	Book value	Market value	Difference
Investment in subsidiaries	101,754	153,852	52,097
Investment in affiliates	12,536	34,810	22,274
Total	114,291	188,663	74,372

(Financial statements at December 31, 2001)

(¥ : millions)

	Book value	Market value	Difference
Investment in subsidiaries	101,754	144,760	43,005
Investment in affiliates	12,536	29,198	16,661
Total	114,291	173,958	59,667

FINANCIAL RESULTS
for
THE HALF YEAR
ended
JUNE. 30, 2002

SUPPLEMENTARY COMMENTS

KIRIN BREWERY COMPANY, LIMITED

AUGUST. 9, 2002

2002 1st.Half Actual:Parent

PROFIT CHANGE FROM PRIOR YEAR

(¥ Billions)

Item	2002 1st half Actual	2001 1st half Actual	Increase (Decrease)	Reference
Sales	459.4	493.7	(34.3)	
Decrease in selling cost			6.0	Advertising cost : 4.3 Sales promotion cost : 1.3 Freight : 0.4
Decrease in fixed cost at breweries			1.0	Plant maintainance cost : 0.6 Fuel : 0.3, etc.
Decrease in labor cost			0.5	
Decrease in beer and *happo-shu* material cost			0.3	Barley : 0.6 Cans : 0.4 Increase of new bottles and cases : (0.9), etc.
Increase in depreciation			(0.3)	
Decrease in alcoholic beverages business profit			(6.9)	Decrease in beer business marginal profit: (16.9) Increase in *happo-shu* business marginal profit: 6.6 Effect from price reductions of *happo-syu* products : (1.9) Increase in other alcoholic beverages' marginal profit : 5.9, etc.
Other			(4.1)	Corporate communication cost : (1.0) Articles of consumption cost : (0.6) Allowance for bad debt : (1.6), etc.
Operating Income	12.9	16.4	(3.5)	
Financial profit, net			0.3	
Decrease in other non-operating income, net			(1.9)	Loss on revaluation of investment securities : (0.8) Cost for issue of bonds : (0.2), etc.
Income before Special Items and Income Taxes	19.2	24.3	(5.1)	
Income taxes, etc			2.4	
Decrease in special income, net			(0.8)	Net transition obligation of accounting policy for employees' retirement and severance benefits in 2001 : 6.7 Gain on sale of investment securities : (9.7) Loss on revaluation of investment securities : 1.6 Gain on sales of land : 0.8, etc.
Net Income	10.8	14.3	(3.5)	

2002 Budget:Parent

PROFIT CHANGE FROM CURRENT YEAR

(¥ Billions)

Item	2002 Budget	2001 Actual	Increase (Decrease)	Reference
Sales	1,010.0	1,028.4	(18.4)	
Decrease in selling cost			15.5	
Decrease in fixed cost at breweries			2.5	Articles of consumption cost : 0.7 Indirect material cost : 0.5 Fuel : 0.4, etc.
Decrease in beer and *happo-shu* material cost			1.0	Barley : 1.3 Cans : 0.9 Increase of new bottles and cases : (1.2), etc.
Increase in labor cost			(1.7)	
Decrease in alcoholic beverages business profit			(5.3)	Decrease in beer business marginal profit: (30.1) Increase in *happo-shu* business marginal profit: 31.8 Effect from price reductions of *happo-syu* products : (16.4) Increase in other alcoholic beverages' marginal profit : 13.2, etc.
Other			(10.9)	Articles of consumption cost : (1.5) Allowance for bad debt : (1.2) R&D cost : (1.1) Miscellaneous expense : (1.0) Corporate communication cost : (0.9), etc.
Operating Income	36.0	34.9	1.1	
Financial profit, net			1.5	
Decrease in other non-operating income, net			(1.1)	Loss on revaluation of investment securities : (0.8), etc.
Income before Special Items and Income Taxes	46.0	44.5	1.5	
Increase in special income, net			4.1	Gain on sales of land : (0.8) Loss on disposal of affiliates : (1.9) Write-down of investment in subsidiaries and affiliates : 3.5 Gain on sale of investment securities : (8.4) Loss on revaluation of investment securities : 3.0 Net transition obligation of accounting policy for employees' retirement and severance benefits in 2001 : 13.4 Gain on securities contributed to pension and retirement benefits trust : (4.5), etc.
Income taxes, etc			(2.9)	
Net Income	22.0	19.3	2.7	

Parent

Amount Changes of Sales and Major Expenses etc.

(¥ Billions)

	2002				2001			
	1st half Actual		Budget		1st half Actual		Actual	
Alcholic beverages business sales volume (thousand KL,vs.prior year)								
Total of beer business	1,164	(7.1%)	2,584	0.8%	1,254	(0.8%)	2,562	(6.6%)
Beer	653	(18.5%)	1,408	(15.7%)	802	(8.3%)	1,670	(12.3%)
Happo-shu	510	13.0%	1,176	31.9%	452	15.9%	891	6.4%
Chu-hi etc.	55	—	141	198.6%	—	—	47	—
Sales by major brands (million cases, vs.prior year)								
LAGER brand total	27.61	(21.0%)	58.10	(18.0%)	34.94	(11.3%)	70.82	(15.4%)
ICHIBAN SHIBORI brand total	21.89	(13.6%)	48.90	(10.5%)	25.33	1.1%	54.65	(4.3%)
TANREI brand total	34.00	(1.5%)	78.20	16.9%	34.52	12.4%	66.87	1.3%
HYOKETSU(250mlx24can)	8.28	—	21.70	255.2%	—	—	6.11	—
Sales by major segments (vs.prior year)	459.4	(7.0%)	1,010.0	(1.8%)	493.7	1.4%	1,028.4	(3.6%)
Total of Alcohlic Beverages	434.0	(7.3%)	949.0	(2.4%)	468.4	1.4%	972.4	(3.6%)
Beer and *Happo-shu*	405.2	(10.2%)	880.0	(5.2%)	451.0	(2.4%)	928.7	(7.9%)
Beer	261.2	(18.6%)	560.0	(16.6%)	321.0	(8.3%)	671.6	(12.5%)
Happo-shu	144.0	10.7%	320.0	24.5%	130.0	15.9%	257.0	6.5%
Other Alcoholic Beverages	28.7	65.9%	69.0	57.9%	17.3	—	43.7	—
Pharmaceuticals	21.3	(1.8%)	47.0	0.0%	21.7	11.3%	47.0	4.6%
Other	4.0	13.7%	14.0	55.6%	3.5	(29.8%)	8.9	(30.6%)
Sales Promotion	31.6		99.7 (Sales Promotion and Advertising)		32.9		76.4	
Advertising	19.2				23.5		38.8	
R&D	9.4		23.2		9.6		22.1	
Labor Cost	39.6		80.2		40.1		78.5	
Depreciation	18.0		37.6		17.7		37.6	
Financial profit, net	6.9		9.5		6.6		8.0	
Number of Employees (Including the secondees from group companies)	6,503		6,400		6,675		6,540	
Capital Expenditures	13.0		30.0		23.2		44.2	
(Major Items)								
Renewal of Okayama plant	3.9		8.2		5.2		7.4	
Renewal of Toride plant	1.3		2.3		2.1		4.2	
Constraction of facilities for Hyoketsu at Okayama plant	0.3		1.8		—		—	

Parent

Major Changes in Assets and Liabilities

(¥Billions)

	2002 1st half Actual	2001 1st half Actual	Increase (Decrease)	Reference
Cash	42.6	21.8	20.8	Termination of funds in trust, etc.
Accounts receivable	171.8	205.8	(34.0)	Decrease of sales in June
Investment securities	214.7	230.3	(15.6)	Decrement on revaluation of securities as a result of drop of market value
Investments in subsidiaries and affiliates	256.9	167.1	89.8	Due to Payment for investment in common stock of SAN MIGUEL CORPORATION
Other in Investments and Other Assets	79.7	53.0	26.7	Increase of deferred tax assets
Beer taxes payable	119.7	142.5	(22.8)	Increase in proportion of *happo-shu* sales
Bonds	110.0	—	110.0	Due to issue of debenture bonds 5th issue 70 billion, 6th issue 40 billion